UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 16, 2020

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events.

<u>McDONALD'S REPORTS APRIL AND MAY 2020 COMPARABLE SALES AND</u>

<u>PROVIDES UPDATE ON COVID-19 IMPACT TO THE BUSINESS</u>

We are providing comparable sales results and an update on the COVID-19 impact to the Company's operations ahead of our second quarter earnings announcement.

Highlights:

- **95% of McDonald's restaurants around the world are open to serve customers.**
- **Comparable sales have improved sequentially from late March through May.**
- **The Company is investing in the System to accelerate recovery.**

"Our strong foundation and the unique advantages of the McDonald's System, including a high percentage of drive-thru restaurants and investments in delivery and digital, have enabled us to adapt to the changing landscape presented by the COVID-19 outbreak. I am confident in our ability to manage through the immediate challenges and emerge from this pandemic in a position of competitive strength," said McDonald's President and Chief Executive Officer Chris Kempczinski. "The steps we are taking in response to the pandemic and to accelerate recovery, while continuing to serve the great and familiar taste of a meal from McDonald's, will position us well for the next phase of this crisis. I am extremely grateful to the entire McDonald's System for their continued dedication to serving customers safely and the countless other ways in which they support our communities."

<u>April and May 2020 Comparable Sales</u>

COMPARABLE SALES*

	Increase/(Decrease)		
	Month ended April 30, 2020	Month ended May 31, 2020	Quarter to date through May 31, 2020
U.S.	(19.2)%	(5.1)%	(12.0)%
International Operated Markets	(66.7)	(40.5)	(53.4)
International Developmental Licensed Markets & Corporate	(32.3)	(20.0)	(26.2)
Total	(39.0)%	(20.9)%	(29.8)%

*   Comparable sales are compared to the same period in the prior year and represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, <u>including those temporarily closed</u>.

- **Comparable Sales:**

  - **U.S.:** Comparable sales results steadily improved throughout the months of April and May; however comparable sales and guest counts remained negative, particularly the breakfast daypart. Comparable sales continue to benefit from strong average check growth.

  - **International Operated Markets:** Comparable sales results for both April and May were heavily impacted by temporary restaurant closures in the United Kingdom and France, and to a lesser extent Italy and Spain. For markets that have remained open, sales trends continued to improve in May. Performance reflects positive comparable sales in Australia driven by strong drive-thru performance, and negative comparable sales in Germany, Canada and Russia.

  - **International Developmental Licensed Markets:** Comparable sales results for both April and May were primarily impacted by temporary restaurant closures across nearly all geographies, most notably in Latin America. April and May results also reflected continued negative comparable sales in China and positive comparable sales in Japan.

Restaurant Update

Below is a summary of the operating status of McDonald's restaurants around the world as of June 15, 2020. The Company continues to follow the guidance of expert health authorities to ensure the appropriate precautionary steps are taken to protect the health and safety of our people and our customers.

PERCENT OF OPERATING RESTAURANTS*

As of	April 30, 2020	May 31, 2020	June 15, 2020
U.S.	99%	99%	99%
International Operated Markets	45	75	90
Australia	*95*	*100*	*100*
Canada	*75*	*75*	*80*
France	*0*	*95*	*95*
Germany	*85*	*95*	*95*
Italy	*0*	*95*	*100*
Russia	*70*	*70*	*70*
Spain	*0*	*80*	*95*
United Kingdom	*0*	*0*	*70*
International Developmental Licensed Markets	80	85	90
Total	75%	90%	95%

*   Restaurants include those with limited operations including drive-thru, delivery, and/or take-away.

U.S.:
- Substantially all restaurants continue to operate drive-thru, delivery, and/or take-away with a limited menu. Limited hours may also apply.
- Over 1,000 restaurant dining rooms have reopened with reduced seating capacity.
- Approximately 100 restaurants remain closed primarily due to their locations (e.g., unique sites such as malls).

International Operated Markets:
- The vast majority of markets are operating with drive-thru and delivery (where available) with limited menus and hours. Some markets are operating take-away and/or dine-in with restricted capacity.
- As reported in the Company's first quarter earnings release on April 30, 2020, restaurants in France, Italy, Spain and the United Kingdom were temporarily closed for the month of April.
  - Throughout the month of May, France, Italy and Spain began reopening restaurants. These markets have now resumed limited operations in substantially all restaurants.
  - The United Kingdom began reopening restaurants in June, and the market plans to have a vast majority of restaurants operating with drive-thru and delivery by the end of June.
- Also as reported in the Company's first quarter earnings release on April 30, 2020, markets, such as Australia, Canada, Germany and Russia had limited operations, including some temporary restaurant closures, during the month of April.
  - During the month of May, Australia and Germany reopened nearly all restaurants, including dining rooms with restricted capacity.
  - While some restaurants in Canada and Russia remain temporarily closed, the markets plan to have substantially all restaurants operating on a limited basis by the end of June and July, respectively.

International Developmental Licensed Markets:
- Substantially all restaurants in China and Japan are opened to serve customers, with limited dining room capacity.
- Brazil has resumed limited operations in approximately 80% of restaurants.

Accelerate Recovery Through Investments in Our System

In response to the outbreak of COVID-19, the Company has taken a number of timely, targeted and temporary actions to provide franchisee financial liquidity assistance, primarily through deferral of cash collection for certain rent and royalties earned from franchisees in substantially all markets, enabling them to continue supporting their workforces and serving their communities. In addition, as previously announced on May 13, 2020, the Company has committed to further investment in the System through additional financial support to accelerate franchisee recovery in three key areas, as outlined below.

Advertising Contributions
The Company expects to invest about $200 million through an incremental marketing contribution across the U.S. and International Operated Markets to accelerate recovery and drive growth. The amount represents one month of advertising cooperatives contributions and is in addition to the ongoing contributions from franchised and Company-owned restaurants. This marketing contribution will be recorded in the second quarter of 2020 with the vast majority recorded as Selling, General and Administrative Expenses.

Targeted Franchisee Financial Support
The Company is providing additional targeted financial support to those limited franchisee organizations most negatively impacted across our System. The Company is analyzing the targeted support needed based on each individual franchisee's financial situation.

Delivery Support
In a limited number of international markets, the Company is providing support for certain restaurants facing unique circumstances, such as those temporarily operating with a majority of their sales as delivery sales.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as income tax provision adjustments related to the Tax Cuts and Jobs Act of 2017, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

Comparable sales are compared to the same period in the prior year and represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters (which includes restaurants temporarily closed due to COVID-19 in 2020). Comparable sales exclude the impact of currency translation, and, since 2017, also exclude sales from Venezuela due to its hyper-inflation. Management generally identifies hyper-inflationary markets as those markets whose cumulative inflation rate over a three-year period exceeds 100%. Management believes that these exclusions more accurately reflect the underlying business trends. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. The goal is to achieve a relatively balanced contribution from both guest counts and average check.

Comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast an investor conference call with Evercore ISI over the Internet at 10:00 a m. (Central Time) on June 16, 2020. A link to the live webcast will be available at www.investor mcdonalds.com.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 38,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, including statements regarding the impacts that the COVID-19 pandemic and our responses thereto may have on our future operations, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in the Company's annual and quarterly filings. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: June 16, 2020

By: /s/ Catherine Hoovel

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer